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06006968

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC MAIL PROCESSING SECTION
MAR 2006
WASH, D.C.
192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safra Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Hui — (212) 704-7608
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name-if individual, state last, first, middle name)

2 World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Michelle Hui and Carlos Bertaco, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Safra Securities Corporation (the "Company") for the year ended December 31, 2005, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

State of New York
County Of NEW YORK

24th Feb. 2006

Financial & Operations Principal 2/24/06 Date

Director 2/24/06 Date

Notary Public

KAREN DA-IN CHANG
Notary Public, State of New York
No. 01CH5004133
Qualified in Queens County
Certificate Filed in New York County
My Commission Expires Nov. 9, 2006

SAFRA SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Safra New York Corporation)
(SEC. I.D. No. 8-51935)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Safra Securities Corporation:

We have audited the accompanying statement of financial condition of Safra Securities Corporation (the "Company"), (a wholly owned subsidiary of Safra New York Corporation), as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Safra Securities Corporation at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, on March 31, 2005, the Company paid a Dividend in Kind of 100% of the outstanding shares of Safra Asset Management Corporation to Safra New York Corporation. This transaction was treated as a change in reporting entity under Statement of Financial Accounting Standards ("SFAS") No. 154, *Accounting Changes and Error Corrections,* and the change was applied retrospectively to the accompanying statement of financial condition.

Deloitte & Touche LLP

February 24, 2006

SAFRA SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Safra New York Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$35,170,267
Securities owned, at fair value	4,235,838
Interest-bearing deposit	500,085
Due from clearing broker	1,709,471
Other assets	741,487
TOTAL	$42,357,148

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 7,951,130
Accrued bonuses	102,436
Accrued expenses and other liabilities	276,949
Deferred tax liability	82,793
Total liabilities	8,413,308
COMMITMENTS AND CONTINGENCIES (Note 5)	
STOCKHOLDER'S EQUITY:	
Common stock (1,000 shares authorized—at par value $0.01 per share; 1,000 shares outstanding)	10
Additional paid-in capital	28,401,845
Retained earnings	5,541,985
Total stockholder's equity	33,943,840
TOTAL	$42,357,148

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities Corporation (the "Company") was incorporated in Delaware on May 3, 1999. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business includes providing foreign and domestic securities brokerage services to its customer. The Company also conducts proprietary trading primarily in Latin American emerging market securities. All of the Company's brokerage and trading activities are cleared through a third party on a fully disclosed basis.

The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, Pershing LLC ("Pershing"). The Company clears transactions on a fully disclosed basis through Pershing, a United States registered broker-dealer. Pershing takes custody of the funds or securities of the Company's customer. In the event that customer of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

The Company was a wholly owned subsidiary of Safra National Bank of New York (the "Bank") since July 1, 2001. On March 29, 2005, the Bank paid a Dividend in Kind of 100% of the outstanding shares of the Company to Safra New York Corporation (the "Parent"), a United States financial holding company pursuant to the Bank Holding Company Act. Accordingly, the Company became a wholly owned subsidiary of the Parent. The Bank remains as an affiliate of the Company.

On March 16, 2004, the Company organized a direct wholly owned subsidiary, Safra Asset Management Corporation (hereafter "SAM") under the laws of the State of Delaware. SAM is an investment adviser registered with the United States Securities and Exchange Commission under the Investment Advisers Act of 1940. SAM is also registered as a Commodity Pool Operator with the Commodity Futures Trading Commission and is a member of the National Futures Association.

On March 31, 2005, the Company paid a Dividend in Kind of 100% of the outstanding shares of SAM to the Parent. This transaction was treated as a change in the reporting entity under Statement of Financial Accounting Standards ("SFAS") No. 154, *Accounting Changes and Error Corrections*, and the change was applied retrospectively to the accompanying financial statement. Accordingly, the balance of the Company previously reported as consolidated amounts as of December 31, 2004 were restated. On March 31, 2005, the Company made a capital infusion of $2,000,000 on behalf of the Parent into SAM, which was presented as payment of dividend of $401,855 and capital reduction of $1,598,145 in the accompanying financial statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Company maintains its accounts and prepares its financial statement in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

Use of Estimates in the Preparation of Financial Statement—The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements\ are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Derivative Financial Instruments—The Company uses derivative financial instruments, principally currency forwards, to economically hedge trading instruments, which are carried at fair value. Fair values for exchange-traded derivatives are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as transaction revenues. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board ("FASB") Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*.

Fair values of foreign exchange forward contracts are included in securities owned, at fair value, in the statement of financial condition.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes—The Company's results of operations are included in the Parent's consolidated federal tax returns. Pursuant to a tax sharing agreement, the Company computes its income taxes on a separate company basis. The accrued federal income taxes and federal income taxes payable balances in the accompanying statement of financial condition include taxes reimbursable to or from the Parent. State and local taxes are computed on a separate company basis and are payable to the relevant taxing authorities.

Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred tax liabilities result principally from the net unrealized gains of securities which are currently not taxable for tax purposes, but have been recognized in the financial statement.

Fair Value of Financial Instruments—SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned and securities sold, not yet purchased, if any, are already recorded at fair value. The fair value of all other financial assets and liabilities, such as cash and cash equivalents, is considered to approximate the recorded value, due to the short-term nature of the financial instruments.

3. RELATED-PARTY TRANSACTIONS

The Company functions as an introducing broker for its only customer, the Bank. Commissions earned during the year were for brokerage services provided to the Bank and were based on arms-length basis.

The Company had non-interest bearing cash and cash equivalents on deposit and a six months interest-bearing deposit at the Bank of $7,430 and $500,085, respectively, at December 31, 2005.

4. SECURITIES OWNED AND DERIVATIVE FINANCIAL INSTRUMENTS

Securities owned consist of trading and investment securities and currency forward contracts, at fair values, as of December 31, 2005, are as follows:

Sovereign debt	$ 1,759,725
Corporate debt	1,505,942
Credit linked notes	929,125
Currency forward contracts	41,046
Total	$4,235,838

The Company has limited involvement with derivative financial instruments. The Company uses foreign exchange forward contracts as economic hedges against fluctuations of assets and liabilities denominated in foreign currencies for proprietary trading. The notional amount of the currency forward contracts is $753,388 at December 31, 2005.

5. COMMITMENTS

The Bank charges the Company of $2,220,000 per annum for certain operating expenses pursuant to a service agreement. The allocation of expenses from the Bank to the Company is based on the Company's proportionate headcount of relevant personnel for rent, premises and other operating expenses.

6. INCOME TAXES

The effective tax rate differs that which would be computed using statutory rates principally because of state and local income taxes. The Company's primary temporary differences result from the net unrealized gains of trading securities.

As part of the consolidated U.S. federal tax return of the Parent, the Company transfers to the Parent its current federal assets or liabilities. At December 31, 2005, the Company had a current tax payable to the Parent of $3,099,089 and a deferred tax liability of $82,793, primarily related to unrealized gains from trading securities.

The Company, in the ordinary course of business enters into certain transactions that have tax consequences. From time to time, the Internal Revenue Service ("IRS") and State/Local tax authorities question and/or challenge the tax position taken by the Company with respect to those transactions.

Based on current knowledge and probability assessment of various potential outcomes, management believes that the current tax reserve determined in accordance with SFAS No. 5, *Accounting for Contingencies*, is adequate to cover the above matters and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial

condition or results of operations. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary.

7. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

8. CONCENTRATION RISK

The Bank is the Company's only customer. Balances resulting from the Company's brokerage and trading activities are maintained at the clearing broker.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $28,319,828, which was $27,758,941 in excess of its required net capital of $560,887. The Company's ratio of aggregate indebtedness to net capital was .30 to 1.

10. SUBSEQUENT EVENTS

The Board of Directors is considering to have the Company pay $12 million in cash of Additional paid-in-capital back to the Parent in 2006, as disclosed in the Financial and Operational Combined Uniform Single Report as of December 31, 2005, filed February 23, 2006, reflecting a proposed ownership equity withdrawal to occur within the next six months.

* * * * * *

SUPPLEMENTAL INFORMATION

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2006

Safra Securities Corporation
546 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the financial statements of Safra Securities Corporation (the "Company"), (a wholly owned subsidiary of Safra New York Corporation) for the year ended December 31, 2005, (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP